EXHIBIT 12.1

The following table sets forth the calculation of the Company’s ratio of earnings to fixed charges for the periods shown.

ANWORTH MORTGAGE ASSET CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three Months Ended March 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Period from March 17, 1998 to December 31, 1998
RATIO OF EARNINGS TO FIXED CHARGES
Net income	17,873	50,195	31,670	3,706	1,261	1,209	885
Add: interest expense	14,940	45,661	29,576	6,363	8,674	7,892	7,378

Earnings as adjusted	32,813	95,856	61,246	10,069	9,935	9,101	8,263
Fixed charges (interest expense)	14,940	45,661	29,576	6,363	8,674	7,892	7,378

Ratio of earnings to fixed charges	2.20	2.10	2.07	1.58	1.15	1.15	1.12